Filed Pursuant to Rule 433
Registration No. 333-219651
March 22, 2018

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 22, 2018)

Issuer:	Mississippi Power Company
Security:	Series 2018A Floating Rate Senior Notes due March 27, 2020
Expected Ratings:*	Ba1 (Positive)/A- (Negative)/BBB+ (Positive) (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Initial Public Offering Price:	100%
Maturity Date:	March 27, 2020
Optional Redemption	Redeemable, in whole or in part, on or after September 27, 2018 at 100% of the principal amount, plus any accrued and unpaid interest
Interest and Interest Payment Dates:
Floating rate based on Three-Month LIBOR (calculated as described in the Preliminary Prospectus Supplement), plus 0.65%, reset quarterly, and payable on March 27, June 27, September 27 and December 27 of each year, beginning June 27, 2018

Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	605417 CA0/US605417CA09
Trade Date:	March 22, 2018
Expected Settlement Date:	March 27, 2018 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC
Co-Managers:	CIBC World Markets Corp. Commerz Markets LLC Fifth Third Securities, Inc. PNC Capital Markets LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.
Concurrent Offering:
$300,000,000 Series 2018B 3.95% Senior Notes due March 30, 2028, expected to be issued on March 27, 2018. The closing of the offering of the Series 2018A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0776, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-2984-1322 or Mizuho Securities USA LLC toll free at 1-800-271-7403.